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                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1933


                         For the month of January 2004



                                BANCOLOMBIA S.A.
                                ----------------
                (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medllin, Colombia
                               -----------------
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   X                 Form 40-F
                   ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes                           No      X
                   ---                       ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________.)

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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).
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                                   SIGNATURE
                                   ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    BANCOLOMBIA S.A.
                                     (Registrant)


Date: January 20, 2004    By /s/ JAIME ALBERTO VELASQUEZ B.
                             -------------------------------------
                                 Name:  Jaime Alberto Velasquez B.
                                 Title: Vice President of Finance
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                               BANCOLOMBIA BONDS

The Board of Directors of BANCOLOMBIA yesterday approved the issuance of bonds in the aggregate amount of up to PS 400,000 million. The bonds will be issued in Colombia and will be governed by Colombian law and BANCOLOMBIA's by-laws.

Further information on the bonds and specific terms for the issuance will be available for investors in a prospectus once the remaining procedures required by Colombian law have been completed.